Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

July 28, 2016

Exhibit 99.1

pressrelease

Media contact:	Investor contact:

Mike Jacobsen, APR	Steve Virostek
+1 330 490 3796	+1 330 490 6319
michael.jacobsen@diebold.com	stephen.virostek@diebold.com

FOR IMMEDIATE RELEASE:

July 28, 2016

DIEBOLD REPORTS 2016 SECOND QUARTER FINANCIAL RESULTS

•	GAAP EPS from continuing operations was $(0.33), or $0.43 on a non-GAAP basis

•	GAAP operating profit was $10.3 million, or 1.8% operating margin; non-GAAP operating profit was $33.5 million, or 5.8% operating margin

•	GAAP net loss was $20.3 million while adjusted EBITDA was $53.9 million, or 9.3% of total revenue

•	Total financial self-service (FSS) revenue decreased 10.5% in constant currency

•	Company maintains financial outlook for 2016

•	Wincor Nixdorf acquisition targeted to close in summer 2016

NORTH CANTON, Ohio - Diebold, Incorporated (NYSE: DBD) today reported its second quarter 2016 financial results.

“We had a solid second quarter, generating improved profit margins through a tight focus on controlling costs. In addition, we increased our FSS services revenue by 5 percent in constant currency as we continue to transform into a services-led, software-enabled company,” said Andy W. Mattes, Diebold president and chief executive officer. “Also, we saw strong order acceleration during the quarter in North America and Latin America, driven by increased branch transformation and large account activity. These orders have resulted in a strong product backlog, which provides a good springboard for the second half of 2016.”

Mattes continued, “The excitement is building as the company prepares for the planned combination with Wincor Nixdorf. We are progressing through the regulatory approval process and continue to expect to close our transaction this summer. Over the past months, we have worked hard on integration planning and are confident we will hit the ground running post close.”

Second Quarter Highlights

•	Booked an order with a top-three U.S. bank to deploy more than 3,000 of Diebold’s newest generation of ATMs as part of the bank’s strategy to improve efficiency through automation.

•	Signed a five-year contract with the Canadian Credit Union Association, on behalf of the credit union system, to advance branch automation in the country. The agreement includes the purchase of 1,200 ATMs with supporting software and maintenance services.

•	Landed major wins at three large customers in Brazil for more than 4,500 new ATMs — including 3,500 terminals with biometric security readers for Banco do Brasil.

•	Won a two-year service contract for more than 4,000 ATMs with one of Brazil’s largest private financial institutions.

•	Won a competitive branch transformation deal with Banca di Asti, a commercial bank in Northwest Italy. The agreement includes Diebold in-lobby teller terminals with a supporting three-year maintenance services contract.

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Financial Results of Operations

On Feb. 1, 2016, the company completed the divestiture of its North America electronic security business to Securitas AB. As a result, North America electronic security financial results and the gain of the sale are reported as discontinued operations. Unless otherwise indicated, the following commentary pertains to continuing operations.

Revenue

Total revenue for the second quarter 2016 was $580.0 million, a decrease of $64.5 million or 10.0% from the prior-year period, a decrease of 7.4% in constant currency with currency impacts across all geographies. Excluding currency impact, total service revenue increased 3.6%, led by North America and Europe, but was more than offset by lower product revenue in each region.

FSS revenue decreased 13.2%, or 10.5% in constant currency. The decrease in revenue in constant currency was driven by reduced hardware volumes in emerging markets and North America where large projects in the prior year created a difficult comparison. Constant currency service revenue growth in North America related to its multi-vendor services offering and volume in EMEA partially offset this decline. Security revenue decreased $3.7 million, or $2.9 million in constant currency, primarily due to volume declines in Latin America. In addition, Brazil other revenue grew $14.2 million in constant currency due to an increase in election system sales.

Gross Margin

Total gross margin for the second quarter 2016 was 26.7%, an increase of 20 basis points from the second quarter 2015. The higher margin was driven by a 40 basis point increase in service margin that was partially offset by a 270 basis point decline in product margin. The increase in service margin is the result of higher utilization in North America and EMEA as we continue to execute on our services growth strategy. Product margin continues to be impacted by the macro environment in China as well as lower volume in North America, which carries a higher margin.

Operating Margin

Total operating expenses decreased to $144.8 million, or 25.0% of revenue, for the second quarter 2016, compared with $146.7 million, or 22.8% of revenue, in the second quarter 2015. Operating expenses included restructuring and non-routine charges of $21.5 million in the second quarter 2016 and $9.1 million in the second quarter 2015, both consisting primarily of acquisition and divestiture costs as well as legal, indemnification and professional fees related to the corporate monitor.

Operating profit was $10.3 million, or 1.8% of revenue in the second quarter 2016, compared with operating profit of $24.0 million, or 3.7% of revenue in the second quarter 2015. Non-GAAP operating profit was $33.5 million in the second quarter 2016, or 5.8% of revenue, compared with $36.0 million, or 5.6% of revenue, in the second quarter 2015.

Other (Expense) Income

Other (expense) income was lower compared with the same period in 2015, primarily attributable to a loss of $22.7 million associated with the company’s foreign currency forward contract as well as incremental interest expense associated with the debt incurred in connection with the planned business combination with Wincor Nixdorf.

Income Tax

The effective tax rate on the (loss) income from continuing operations for the second quarter 2016 was (41.7)%, compared with 13.6% in the prior-year period. The significant decrease in the effective tax rate is primarily attributable to a release of an uncertain tax position due to the expiration of the statute of limitations and discrete tax items relating to the planned business combination with Wincor Nixdorf.

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(Loss) Income from Continuing Operations, Net of Tax

Net loss from continuing operations, net of tax was $(20.8) million, or (3.6)% of revenue in the second quarter 2016, compared with net income from continuing operations, net of tax of $19.7 million, or 3.1% of revenue in the second quarter 2015.

Adjusted EBITDA was $53.9 million, or 9.3% of revenue, in the second quarter 2016, compared with $57.5 million, or 8.9% of revenue, in the second quarter 2015.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax in the second quarter 2016 was $0.5 million, compared with $4.2 million in the second quarter 2015. The company recorded a gain on the sale of the North America electronic security business, net of tax, of $0.5 million for the three months ended June 30, 2016 as the divestiture is completed. The closing purchase price is subject to a customary working capital adjustment, which is expected to be finalized in the third quarter of 2016.

Balance Sheet, Cash Flow

The company’s cash, cash equivalents and short-term investments were $2.2 billion and $353.5 million at June 30, 2016 and December 31, 2015, respectively. The company’s combined notes payable and long-term debt (Debt Instruments) were $2.3 billion and $638.2 million at June 30, 2016 and December 31, 2015, respectively.

The company’s net debt was $127.9 million at June 30, 2016, an improvement of $156.8 million from December 31, 2015. The decrease in net debt was primarily attributable to the proceeds of the North America electronic security business sale, partially offset by operating cash flow performance. The company’s net debt to capital ratio was 4.4% at June 30, 2016, and 27.1% at December 31, 2015.

Net cash used by operating activities in the second quarter 2016 was $(90.0) million, an increase of cash use of $55.2 million from the second quarter 2015. Free cash flow (use) during the period was $(96.6) million, an increase in cash use of $(47.6) million from the prior year period. Free cash flow for the quarter was impacted by approximately $23.0 million of payments for acquisition-related expenses.

Full-year 2016 Outlook

The company is maintaining its previous outlook for full-year 2016 revenue to be relatively flat, adjusted EBITDA of $220 million to $235 million, and earnings per share of approximately $1.45 to $1.60 on a non-GAAP basis. The company expects a non-GAAP effective tax rate of approximately 28% for the full year. The company has reclassified the presentation of its previous guidance to conform to the current guidance, which reflects the recent SEC interpretations of non-GAAP presentation.

	Previous Guidance	Current Guidance
Total Revenue	Down 2% to flat (flat to up 2% in CC)	Down 2% to flat (flat to up 2% in CC)
Adjusted EBITDA	$220 million - $235 million	$220 million - $235 million
2016 EPS (GAAP)	$0.70 - $0.95	$0.30 - $0.50
Restructuring	~0.14 - 0.07	~0.14 - 0.09
Non-routine (income)/expense:
Legal, professional fees and other	~0.17	~0.14
Acquisition/divestiture fees	~1.78 - 1.69**	~1.90**
Acquisition related hedging (income)/expense	~(0.55)	~(0.20)
Total non-routine (income)/expense	~1.40 - 1.31	~1.85
Tax impact of restructuring and non-routine (income)/expense items	~(0.78) - (0.73)	-(0.83)
Total EPS (non-GAAP measure)	$1.45 - $1.60	$1.45 - $1.60

**	Includes ~$1.25 on a gross EPS basis of acquisition-related interest expense.

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Overview Presentation and Conference Call

More information on Diebold’s quarterly earnings is available on Diebold’s Investor Relations website. Andy W. Mattes, president and chief executive officer, and Christopher A. Chapman, senior vice president and chief financial officer, will discuss the company’s financial performance during a conference call today at 8:30 a.m. (ET). Both the presentation and access to the call / webcast are available at http://www.diebold.com/earnings. The replay of the webcast can be accessed on the web site for up to three months after the call.

About Diebold

Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money - bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 15,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at www.diebold.com or on Twitter: http://twitter.com/DieboldInc.

Non-GAAP Financial Measures and Other Information

To supplement our condensed consolidated financial statements presented in accordance with GAAP, the company considers certain financial measures that are not prepared in accordance with GAAP, including non-GAAP results, adjusted diluted earnings per share, free cash flow/(use), net investment/(debt), EBITDA and adjusted EBITDA, and constant currency results. The company calculates constant currency by translating the prior year results at the current year exchange rate. The company uses these non-GAAP financial measures, in addition to GAAP financial measures, to evaluate our operating and financial performance and to compare such performance to that of prior periods and to the performance of our competitors. Also, the company uses these non-GAAP financial measures in making operational and financial decisions and in establishing operational goals. The company also believes providing these non-GAAP financial measures to investors, as a supplement to GAAP financial measures, helps investors evaluate our operating and financial performance and trends in our business, consistent with how management evaluates such performance and trends. The company also believes these non-GAAP financial measures may be useful to investors in comparing its performance to the performance of other companies, although its non-GAAP financial measures are specific to the company and the non-GAAP financial measures of other companies may not be calculated in the same manner. We provide EBITDA and Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. We are also providing EBITDA and Adjusted EBITDA in light of our recent issuance of our credit agreement and 8.5% senior notes due 2024. For more information, please refer to the section, “Notes for Non-GAAP Measures”.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination with Wincor Nixdorf, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BaFin OR PUBLISHED AT DIEBOLD’S WEBSITE at www.diebold.com UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer

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document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated adjusted revenue growth, adjusted internal revenue growth, adjusted diluted earnings per share, and adjusted earnings per share growth. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe the company’s future plans, objectives or goals are also forward-looking statements. Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that may affect the company’s results include, among others: the company’s ability to successfully consummate the purchase of Wincor Nixdorf, including satisfying closing conditions; the ultimate outcome and results of integrating the operations of the company and Wincor Nixdorf, the ultimate outcome of the company’s pricing, operating and tax strategies applied to Wincor Nixdorf and the ultimate ability to realize synergies; the Company’s ability to successfully consummate its transaction with the Inspur Group; the success of the company’s strategic business alliance with Securitas AB; the company’s ability to reduce stranded costs related to its electronic security business from its ongoing operations; the impact of market and economic conditions on the financial services industry; the capacity of the company’s technology to keep pace with a rapidly evolving marketplace; pricing and other actions by competitors; the effect of legislative and regulatory actions in the United States and internationally; the company’s ability to comply with government regulations; the impact of a security breach or operational failure on the company’s business; the company’s ability to successfully integrate acquisitions into its operations; the impact of the company’s strategic initiatives; and other factors included in the company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015, the Registration Statement on Form S-4 filed in connection with the proposed business combination with Wincor Nixdorf and in other documents that the company files with the SEC. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. The company assumes no obligation to update any forward-looking statements, which speak only as of the date of this press release.

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Revenue Summary by Service, Product and Segment

(Dollars In Millions)			% Change	% Change Constant Currency
	Q2 2016	Q2 2015
Financial self-service
Services	$304.6	$299.0	1.9%	4.7%
Products	188.5	268.9	(29.9)%	(27.6)%

Total financial self-service	493.1	567.9	(13.2)%	(10.5)%
Security
Services	51.9	53.9	(3.7)%	(2.7)%
Products	19.3	21.0	(8.1)%	(7.2)%

Total security	71.2	74.9	(4.9)%	(3.9)%

Total financial self-service and security	564.3	642.8	(12.2)%	(9.7)%
Brazil other	15.7	1.7	N/M	N/M

Total revenue	$580.0	$644.5	(10.0)%	(7.4)%

			% Change	% Change Constant Currency
Revenue summary by segment	Q2 2016	Q2 2015
NA	$275.2	$302.5	(9.0)%	(8.5)%
AP	85.5	109.4	(21.8)%	(17.7)%
EMEA	106.5	106.1	0.4%	4.0%
LA	112.8	126.5	(10.8)%	(5.7)%

Total revenue	$580.0	$644.5	(10.0)%	(7.4)%

(Dollars In Millions)			% Change	% Change Constant Currency
	YTD 6/30/2016	YTD 6/30/2015
Financial self-service
Services	$593.9	$590.2	0.6%	4.8%
Products	345.7	472.7	(26.9)%	(23.4)%

Total financial self-service	939.6	1,062.9	(11.6)%	(7.7)%
Security
Services	99.3	104.3	(4.8)%	(3.3)%
Products	33.0	40.1	(17.7)%	(16.9)%

Total security	132.3	144.4	(8.4)%	(7.1)%

Total financial self-service and security	1,071.9	1,207.3	(11.2)%	(7.6)%
Brazil other	17.7	12.0	47.5%	103.8%

Total revenue	$1,089.6	$1,219.3	(10.6)%	(6.8)%

Revenue summary by segment	YTD 6/30/2016	YTD 6/30/2015	% Change	% Change Constant Currency
NA	$526.9	$561.7	(6.2)%	(5.5)%
AP	166.0	219.9	(24.5)%	(20.1)%
EMEA	192.1	192.9	(0.4)%	4.6%
LA	204.6	244.8	(16.4)%	(7.1)%

Total revenue	$1,089.6	$1,219.3	(10.6)%	(6.8)%

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DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(IN MILLIONS, EXCEPT EARNINGS PER SHARE)

	Q2 2016	Q2 2015	YTD 6/30/2016	YTD 6/30/2015
Net sales
Services	$356.5	$352.9	$693.2	$694.5
Products	223.5	291.6	396.4	524.8

Total	580.0	644.5	1,089.6	1,219.3

Cost of sales
Services	235.4	234.3	463.9	464.2
Products	189.5	239.5	331.8	425.1

Total	424.9	473.8	795.7	889.3

Gross profit	155.1	170.7	293.9	330.0
Gross margin	26.7%	26.5%	27.0%	27.1%
Operating expenses
Selling and administrative expense	127.3	124.9	252.9	245.4
Research, development and engineering expense	17.6	23.9	36.1	46.2
(Gain) loss on sale of assets, net	(0.1)	(1.6)	0.3	(1.5)
Impairment of assets	—	(0.5)	—	18.9

Total	144.8	146.7	289.3	309.0
Percent of net sales	25.0%	22.8%	26.6%	25.3%
Operating profit	10.3	24.0	4.6	21.0
Operating margin	1.8%	3.7%	0.4%	1.7%
Other (expense) income
Interest income	6.3	6.8	11.2	14.7
Interest expense	(24.3)	(7.6)	(35.8)	(15.6)
Foreign exchange loss, net	(1.2)	(1.3)	(3.6)	(10.5)
Miscellaneous, net	(26.8)	0.9	7.8	(0.3)

Total other (expense) income	(46.0)	(1.2)	(20.4)	(11.7)

(Loss) income from continuing operations before taxes	(35.7)	22.8	(15.8)	9.3
Income tax (benefit) expense	(14.9)	3.1	(15.7)	(0.3)

(Loss) income from continuing operations, net of tax	(20.8)	19.7	(0.1)	9.6
Income from discontinued operations, net of tax	0.5	4.2	148.3	8.7

Net (loss) income	(20.3)	23.9	148.2	18.3
Net income (loss) attributable to noncontrolling interests	0.8	1.7	1.1	(1.1)

Net (loss) income attributable to Diebold, Incorporated	$(21.1)	$22.2	$147.1	$19.4

Basic weighted-average shares outstanding	65.2	64.9	65.1	64.8
Diluted weighted-average shares outstanding	65.2	65.6	65.7	65.5
Amounts attributable to Diebold, Incorporated
(Loss) income before discontinued operations, net of tax	$(21.6)	$18.0	$(1.2)	$10.7
Income from discontinued operations, net of tax	0.5	4.2	148.3	8.7

Net (loss) income attributable to Diebold, Incorporated	$(21.1)	$22.2	$147.1	$19.4

Basic (loss) earnings per share
(Loss) income from continuing operations, net of tax	$(0.33)	$0.28	$(0.02)	$0.17
Income from discontinued operations, net of tax	0.01	0.06	2.28	0.13

Net (loss) income attributable to Diebold, Incorporated	$(0.32)	$0.34	$2.26	$0.30

Diluted (loss) earnings per share
(Loss) income from continuing operations, net of tax	$(0.33)	$0.28	$(0.02)	$0.17
Income from discontinued operations, net of tax	0.01	0.06	2.26	0.13

Net (loss) income attributable to Diebold, Incorporated	$(0.32)	$0.34	$2.24	$0.30

Common dividends declared and paid per share	$0.2875	$0.2875	$0.5750	$0.5750

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DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(IN MILLIONS)

	YTD 6/30/2016	YTD 12/31/2015
ASSETS
Current assets
Cash and cash equivalents	$335.5	$313.6
Restricted cash	1,823.0	—
Short-term investments	26.6	39.9
Trade receivables, less allowances for doubtful accounts	520.1	413.9
Inventories	430.8	369.3
Current assets held for sale	—	148.2
Other current assets	322.2	358.7

Total current assets	3,458.2	1,643.6

Securities and other investments	84.0	85.2
Property, plant and equipment, net	166.1	175.3
Goodwill	169.2	161.5
Other assets	163.0	176.8

Total assets	$4,040.5	$2,242.4

LIABILITIES AND EQUITY
Current liabilities
Notes payable	$39.0	$32.0
Accounts payable	261.1	281.7
Current liabilities held for sale	—	49.4
Other current liabilities	617.9	592.7

Total current liabilities	918.0	955.8

Long-term debt	2,274.0	606.2
Long-term liabilities	246.5	244.9

Total Diebold, Incorporated shareholders’ equity	578.3	412.4
Noncontrolling interests	23.7	23.1

Total equity	602.0	435.5

Total liabilities and equity	$4,040.5	$2,242.4

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DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(IN MILLIONS)

	YTD 6/30/2016	YTD 6/30/2015
Cash flow from operating activities
Net income	$148.2	$18.3
Income from discontinued operations, net of tax	148.3	8.7

(Loss) income from continuing operations, net of tax	(0.1)	9.6
Adjustments to reconcile net (loss) income to cash flow used by operating activities:
Depreciation and amortization	30.9	32.9
Devaluation of Venezuela balance sheet	—	7.5
Impairment of assets	—	18.9
Gain on foreign currency option and forward contracts, net	(12.9)	—
Other	10.2	7.4

Cash flow from changes in certain assets and liabilities, net of the effects of acquisition
Trade receivables	(94.4)	(127.8)
Inventories	(46.4)	(41.2)
Accounts payable	(26.6)	37.6
Prepaid income taxes	(16.7)	(14.3)
Deferred revenue	(13.0)	(15.8)
Deferred income taxes	6.0	4.4
Certain other assets and liabilities	(37.0)	(18.6)

Net cash used by operating activities - continuing operations	(200.0)	(99.4)
Net cash (used) provided by operating activities - discontinued operations	(6.2)	0.3

Net cash used by operating activities	(206.2)	(99.1)
Cash flow from investing activities
Payments for acquisitions, net of cash acquired	—	(59.4)
Net investment activity	63.8	(1.3)
Capital expenditures	(11.3)	(24.7)
Restricted cash, net	(1,768.1)	—
Increase in certain other assets	(8.9)	2.9

Net cash used by investing activities - continuing operations	(1,724.5)	(82.5)
Net cash provided (used) by investing activities - discontinued operations	365.1	(0.7)

Net cash used by investing activities	(1,359.4)	(83.2)
Cash flow from financing activities
Dividends paid	(38.0)	(37.8)
Restricted cash, net	(54.9)	—
Net debt borrowings	1,681.6	160.2
Repurchase of common shares	(2.0)	(2.8)
Other	(1.8)	3.0

Net cash provided by financing activities	1,584.9	122.6
Effect of exchange rate changes on cash and cash equivalents	4.1	(17.8)

Increase (decrease) in cash and cash equivalents	23.4	(77.5)
Add: Cash overdraft included in assets held for sale at beginning of period	(1.5)	(4.1)
Less: Cash overdraft included in assets held for sale at end of period	—	(4.4)
Cash and cash equivalents at the beginning of the period	313.6	326.1

Cash and cash equivalents at the end of the period	$335.5	$248.9

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Notes for Non-GAAP Measures

To supplement our condensed consolidated financial statements presented in accordance with GAAP, the company considers certain financial measures that are not prepared in accordance with GAAP, including non-GAAP results, adjusted earnings per share, EBITDA and Adjusted EBITDA, free cash flow/(use) and net investment/(debt).

1.	Profit/loss summary (Dollars in millions):

	Q2 2016						Q2 2015
	Net Sales	Gross Profit	% of Sales	OPEX	OP	% of Sales	Net Sales	Gross Profit	% of Sales	OPEX	OP	% of Sales
GAAP results	$580.0	$155.1	26.7%	$144.8	$10.3	1.8%	$644.5	$170.7	26.5%	$146.7	$24.0	3.7%
Restructuring		1.4		(3.6)	5.0			2.4		(4.7)	7.1
Non-routine income/expense:
Software impairment		—		—	—			—		—	—
Venezuela divestiture		—		—	—			—		0.2	(0.2)
Legal, indemnification and professional fees		—		(3.4)	3.4			—		(4.1)	4.1
Acquisition/divestiture fees		—		(14.5)	14.5			—		—	—
Brazil indirect tax		0.3		—	0.3			0.5		—	0.5
Other		—		—	—			—		(0.5)	0.5

Non-routine expenses, net	—	0.3		(17.9)	18.2		—	0.5		(4.4)	4.9

Non-GAAP results	$580.0	$156.8	27.0%	$123.3	$33.5	5.8%	$644.5	$173.6	26.9%	$137.6	$36.0	5.6%

	YTD 6/30/2016						YTD 6/30/2015
	Net Sales	Gross Profit	% of Sales	OPEX	OP	% of Sales	Net Sales	Gross Profit	% of Sales	OPEX	OP	% of Sales
GAAP results	$1,089.6	$293.9	27.0%	$289.3	$4.6	0.4%	$1,219.3	$330.0	27.1%	$309.0	$21.0	1.7%
Restructuring		1.7		(3.7)	5.4			2.4		(7.8)	10.2
Non-routine income/expense:
Software impairment		—		—	—			—		(9.1)	9.1
Venezuela divestiture		—		—	—			—		(10.1)	10.1
Legal, indemnification and professional fees		—		(6.2)	6.2			—		(8.7)	8.7
Acquisition/divestiture fees		—		(25.4)	25.4			—		—	—
Brazil indirect tax		0.6		—	0.6			0.5		—	0.5
Other		—		—	—			—		(0.5)	0.5

Non-routine expenses, net	—	0.6		(31.6)	32.2		—	0.5		(28.4)	28.9

Non-GAAP results	$1,089.6	$296.2	27.2%	$254.0	$42.2	3.9%	$1,219.3	$332.9	27.3%	$272.8	$60.1	4.9%

Restructuring expenses relate to the multi-year realignment focused on globalizing the company’s service organization and creating a unified center-led global organization for research and development, as well as transforming the company’s general and administrative cost structure. Non-routine income/expense relate to the company’s decision to exit its Venezuela joint venture, a non-cash impairment associated with legacy Diebold software following the acquisition of Phoenix Interactive Design, legal, indemnification and professional fees paid by the company in connection with ongoing obligations related to prior regulatory settlements, including the cost of the independent monitor, potential acquisition and divestiture fees, including incremental interest related to the debt incurred in connection with the planned business combination with Wincor Nixdorf, and ongoing interest charges related to the Brazil indirect tax matter.

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2.	Reconciliation of GAAP net (loss) income to EBITDA and Adjusted EBITDA measures:

	Q2 2016	Q2 2015	YTD 6/30/2016	YTD 6/30/2015
Net (loss) income	$(20.3)	$23.9	$148.2	$18.3
Income tax (benefit) expense	(14.9)	3.1	(15.7)	(0.3)
Interest income	(6.3)	(6.8)	(11.2)	(14.7)
Interest expense	24.3	7.6	35.8	15.6
Depreciation and amortization	15.9	16.7	30.9	32.9

EBITDA	(1.3)	44.5	188.0	51.8
Income from discontinued operations, net of tax	(0.5)	(4.2)	(148.3)	(8.7)
Share-based compensation	4.5	4.8	10.1	9.1
Foreign exchange loss, net	1.2	1.3	3.6	10.5
Miscellaneous, net	26.8	(0.9)	(7.8)	0.3
Restructuring expenses	5.0	7.1	5.4	10.2
Non-routine expenses, net	18.2	4.9	32.3	28.9

Adjusted EBITDA	$53.9	$57.5	$83.3	$102.1

Adjusted EBITDA % revenue	9.3%	8.9%	7.6%	8.4%

We define EBITDA as net (loss) income excluding income tax (benefit) expense, net interest, and depreciation and amortization expense. We define Adjusted EBITDA as EBITDA before the effect of the following items: income from discontinued operations, net of tax, share-based compensation, foreign exchange loss, net, other (expense) income miscellaneous, net, restructuring expense, and non-routine expenses, net as outlined in Note 1 of the non-GAAP measures. These are non-GAAP financial measurements used by management to enhance the understanding of our operating results. EBITDA and Adjusted EBITDA are key measures we use to evaluate our operational performance. We provide EBITDA and Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income as a measure of operating results or as alternatives to cash flows from operating activities as a measure of liquidity in accordance with GAAP.

3.	Reconciliation of diluted GAAP EPS to non-GAAP EPS:

	Q2 2016	Q2 2015	YTD 6/30/2016	YTD 6/30/2015
Total diluted EPS from the (loss) income from continuing operations, net of tax (GAAP measure)	$(0.33)	$0.28	$(0.02)	$0.17
Restructuring	0.08	0.11	0.09	0.15
Non-routine (income)/expense:
Software impairment	—	—	—	0.14
Venezuela divestiture	—	—	—	0.12
Venezuela devaluation	—	—	—	0.10
Legal, indemnification and professional fees	0.05	0.06	0.10	0.13
Acquisition/divestiture fees	0.60	—	0.82	—
Acquisition related hedging (income)/expense	0.36	—	(0.20)
Brazil indirect tax	0.01	0.01	0.01	0.01
Other	(0.01)	0.01	—	—

Total non-routine (income)/expense	1.01	0.08	0.73	0.50

Tax impact (inclusive of allocation of discrete tax items)	(0.33)	(0.09)	(0.39)	(0.22)

Total adjusted EPS (non-GAAP measure)	$0.43	$0.38	$0.41	$0.60

EPS (non-GAAP) - discontinued operations	$—	$0.06	$(0.02)	$0.13

EPS (non-GAAP) - including discontinued operations	$0.43	$0.44	$0.39	$0.73

Restructuring expenses are presented before taxes and relate to the multi-year realignment focused on globalizing the company’s service organization and creating a unified center-led global organization for research and development, as well as transforming the company’s general and administrative cost structure. Non-routine (income)/expenses are presented before taxes and relate to the company’s decision to exit its Venezuela joint venture, currency devaluation of the Venezuela bolivar, a non-cash impairment associated with legacy Diebold software following the acquisition of Phoenix Interactive Design, legal, indemnification and professional fees paid by the company in connection with ongoing

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obligations related to prior regulatory settlements, including the cost of the independent monitor, potential acquisition and divestiture fees, including incremental interest related to the debt incurred in connection with the planned business combination with Wincor Nixdorf, the fair value of foreign currency contracts related to the planned business combination with Wincor Nixdorf, and ongoing interest charges related to the Brazil indirect tax matter. The tax impact (inclusive of allocation of discrete tax items) aggregates the tax effects of the aforementioned adjustments above.

4.	Free cash flow use from continuing operations is calculated as follows (Dollars in millions):

	Q2 2016	Q2 2015	YTD 6/30/2016	YTD 6/30/2015
Net cash used by operating activities (GAAP measure)	$(90.0)	$(34.8)	$(200.0)	$(99.4)
Capital expenditures (GAAP measure)	(6.6)	(14.2)	(11.3)	(24.7)

Free cash flow use (non-GAAP measure)	$(96.6)	$(49.0)	$(211.3)	$(124.1)

We define free cash flow use as net cash (used) provided by operating activities less capital expenditures. We consider free cash flow use to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the purchase of property and equipment, can be used for debt servicing, strategic opportunities, including investing in the business, making strategic acquisitions, strengthening the balance sheet, and paying dividends.

5.	Net debt is calculated as follows (Dollars in millions):

	6/30/2016	12/31/2015	6/30/2015
Cash, cash equivalents and short-term investments (GAAP measure)	$2,185.1	$353.5	$368.4
Debt Instruments	(2,313.0)	(638.2)	(667.0)

Net debt (non-GAAP measure)	$(127.9)	$(284.7)	$(298.6)

The company’s management believes that given the significant cash, cash equivalents and other investments on its balance sheet that net cash against outstanding debt is a meaningful net debt calculation. More than 80% of the company’s unrestricted cash and cash equivalents and short-term investments reside in international tax jurisdictions for all periods presented. For purposes of the net debt calculation at June 30, 2016, we have included the total cash and cash equivalents, short-term investments and restricted cash. The use of the restricted cash is limited to the repayment of debt and acquisition-related expenditures associated with the closing of the planned Wincor Nixdorf business combination. Management intends to use the restricted cash for those purposes.

###

PR/16_3780

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Investment Community Conference Call Second Quarter Earnings Results July 28, 2016 Exhibit 99.2

Use of Non-GAAP Financial Information Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s condensed consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation. Diebold’s management uses constant currency, non-GAAP product, service and total gross margins, non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings, EBITDA, adjusted EBITDA and non-GAAP diluted earnings per share, and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The company calculates constant currency by translating the prior year results at the current year exchange rate. These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP net earnings, non-GAAP diluted earnings per share and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating profit, non-GAAP net earnings, and non-GAAP diluted earnings per share can have a material impact on cash flows and earnings per share. In addition, free cash flow does not represent the total increase or decrease in the cash balance for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies. We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations. We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Forward-looking Statements In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the company’s future operating performance, the company's share of new and existing markets, the company's short- and long-term revenue and earnings growth rates, and the company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the company’s manufacturing capacity.   The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company. Although the company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise.   Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to:  the Company's ability to successfully consummate the purchase of Wincor-Nixdorf, including satisfying closing conditions; the ultimate outcome and results of integrating operations with Wincor Nixdorf, the ultimate outcome of operating strategy applied to Wincor Nixdorf and the ultimate ability to realize synergies; the success of the Company's strategic business alliance with Securitas AB; the Company’s ability to successfully consummate its transaction with the Inspur Group; the Company's ability to reduce stranded costs related to its NA electronic security business from its ongoing operations; the ability to successfully consummate the transaction with the Inspur Group; competitive pressures, including pricing pressures and technological developments; changes in the company's relationships with customers, suppliers, distributors and/or partners in its business ventures; changes in political, economic, or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company's operations, including any impact related to the United Kingdom’s likely exit from the European Union; global economic conditions, including any additional deterioration and disruption in the financial markets, including the bankruptcies, restructurings or consolidations of financial institutions, which could reduce our customer base and/or adversely affect our customers' ability to make capital expenditures, as well as adversely impact the availability and cost of credit; acceptance of the company's product and technology introductions in the marketplace; the company's ability to maintain effective internal controls; changes in the company's intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, which could negatively impact foreign and domestic taxes; unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments; variations in consumer demand for financial self-service technologies, products and services; potential security violations to the company's information technology systems; the investment performance of our pension plan assets, which could require us to increase our pension contributions, and significant changes in healthcare costs, including those that may result from government action; the amount and timing of repurchases of the company's common shares, if any; and the company's ability to achieve benefits from its cost-reduction initiatives and other strategic changes, as well as its business process outsourcing initiative.

Important Information for Investors and Shareholders In connection with the proposed business combination with Wincor Nixdorf, Diebold has filed a Registration Statement on Form S-4 with the SEC, which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer to acquire all Wincor Nixdorf ordinary shares. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).   INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BaFin OR PUBLISHED AT DIEBOLD’S WEBSITE at www.diebold.com UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.   This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.    No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Business Overview Andy Mattes President and Chief Executive Officer

FSS Regional Trends Note: Orders include both product order entry and service revenue in constant currency EMEA: Orders down double-digits on difficult year-over-year comparison Revenue increased 4% in constant currency led by strong services growth Sixth consecutive quarter of year-over-year constant currency revenue growth ASIA-PACIFIC: Orders and revenue continue to be weighed down by China and India Completion of Inspur China joint venture pending local approvals NORTH AMERICA: Orders up over 20% - strong growth from both product and service Branch transformation activity progressing Solid growth in backlog LATIN AMERICA: Orders up more than 50% - particular strength in Brazil product orders Booked significant wins with three large customers in Brazil to deploy over 4,500 terminals Encouraged by the strong activity in the region Total FSS orders up 10% CC; FSS Service revenue up 5% CC

Services-led, software-enabled company supported by innovative hardware Transformation initiatives improving mix of revenue and higher gross margins Note: Revenue mix excludes North America Electronic Security 1 Excludes Brazil Other from hardware revenue 2 Represents non-GAAP financial metric % % 43 2014 Services & Software Product1 Mid-term Service Gross Margin 27.0% 28.1% 32.1% 33.3% 33.3% ~35% Product Gross Margin 23.1% 18.6% 20.2% 18.7% 16.4% ~20% Total Gross Margin 25.1% 23.8% 26.4% 27.1% 27.2% Total Diebold Non-GAAP Margin Performance2 67 2015 YTD ‘16

# Wincor Nixdorf acquisition accelerates our services-led, software enabled strategy

WINCOR NIXDORF + DIEBOLD

### Excellence in services

- Offering more services in more locations
- Combined installed base of ~1 million ATMs worldwide to cross-sell services
- ~$3 billion of services & software revenue[1]

### Software innovation

- Packaged & custom offerings backed by strong professional services organization
- Multi-vendor software capabilities

### Financial & Retail innovation accelerates

- More resources for innovative R&D
- Broad solution set
- More diversified revenue streams with Retail
- New Retail opportunity in Americas

### Global footprint

- Highly complimentary geographic footprint
- Well positioned for local delivery
- Better aligned with addressable market

### Opportunity for stronger returns on capital

- Scale benefits
- Expecting $160 million of annual cost synergies by end of year 3
- Broader addressable market of $60 billion

**Note:** 1) Pro forma for combined company for the twelve months ended December 31, 2015.

8 DIEBOLD

Financial Overview Chris Chapman Senior Vice President and Chief Financial Officer

2015 vs. 2016 ($ in millions) Total Revenue Q2 Summary: Down 10%, or 7% constant currency (CC) In constant currency, Service revenue increased 4% Product revenue decreased 21% primarily due to lower volume in emerging markets FSS revenue down 11% in CC Security revenue down $3 million in CC Brazil other revenue up $14 million in CC YTD Summary: Down 11%, or 7% constant currency (CC) In constant currency, Service revenue increased 4% Product revenue decreased 21%

2015 vs. 2016 Gross Margins – non-GAAP* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Q2 Summary: Flat compared to the prior year period Service gross margin up 50 bps Product gross margin down 320 bps YTD Summary: Down 10 basis points Service gross margin flat Product gross margin down 290 bps Total Gross Margin Service Gross Margin Product Gross Margin

Operating Expense – non-GAAP* Q2 Summary: Down $14M as a result of cost reduction actions, lower reinvestment levels and lower variable selling expense As a percentage of revenue, down 10 bps * See reconciliation of GAAP to non-GAAP measures at the end of this presentation 2015 vs. 2016 ($ in millions) Q2 Operating Expense YTD Summary: Down $19M As a percentage of revenue, up 90 bps Expect $15 million in net program savings from Diebold 2.0 in 2016 YTD Operating Expense

2015 vs. 2016 ($ in millions) Operating Profit and Adjusted EBITDA – non-GAAP* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation 2Q15 2Q16 Total Revenue $644.5 $580.0 Total Gross Profit $173.6 $156.8 Gross Margin 27.0% 27.0% Selling, G&A, Other $113.8 $105.8 Research and Development 23.8 17.5 Total Operating Expenses $137.6 $123.3 Percent of Revenue 21.4% 21.3% Total Operating Profit $36.0 $33.5 Operating Margin 5.6% 5.8% Adjusted EBITDA $57.5 $53.9 Adjusted EBITDA Margin 8.9% 9.3% Q2 Operating Margin YTD ’15 YTD ‘16 Total Revenue $1,219.3 $1,089.6 Total Gross Profit $332.9 $296.2 Gross Margin 27.3% 27.2% Selling, G&A, Other $227.2 $218.0 Research and Development 45.6 36.0 Total Operating Expenses $272.8 $254.0 Percent of Revenue 22.4% 23.3% Total Operating Profit $60.1 $42.2 Operating Margin 4.9% 3.9% Adjusted EBITDA $102.1 $83.3 Adjusted EBITDA Margin 8.4% 7.6% YTD Operating Margin

Segment Reporting – non-GAAP Operating profit by reporting segment ($ in millions) *Corporate charges not allocated to segments include headquarter-based costs associated with manufacturing administration, procurement, human resources, compensation and benefits, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global information technology, tax, treasury and legal. 2Q15 2Q16 $ Var % Var YTD ‘15 YTD ‘16 $ Var % Var North America $66.8 $63.0 $(3.8) (6)% $127.9 $116.4 $(11.5) (9)% Asia Pacific 14.3 6.2 (8.1) (57)% 32.5 14.9 (17.6) (54)% EMEA 14.1 16.2 2.1 15% 26.5 26.6 0.1 -- % Latin America 13.2 13.8 0.6 5% 16.3 20.8 4.5 28% Total segment operating profit $108.4 $99.2 $(9.2) (8)% $203.2 $178.7 $(24.5) (12)% Global/Corporate charges not allocated to segments* (72.4) (65.7) 6.7 9% (143.1) (136.4) 6.7 (5)% Total non-GAAP operating profit $36.0 $33.5 $(2.5) (7)% $60.1 $42.2 $(17.9) (30)%

# EPS Reconciliation

| | 2Q15 | 2Q16 | YTD '15 | YTD '16 |
|---|---|---|---|---|
| **EPS (GAAP) – continuing operations** | **$0.28** | **$(0.33)** | **$0.17** | **$(0.02)** |
| | | | | |
| **Restructuring charges – pre-tax** | **$0.11** | **$0.08** | **$0.15** | **$0.09** |
| Non-routine (income)/expense – pre-tax: | | | | |
| Software impairment | -- | -- | 0.14 | -- |
| Venezuela divestiture | -- | -- | 0.12 | -- |
| Venezuela devaluation | -- | -- | 0.10 | -- |
| Legal, indemnification and professional fees | 0.06 | 0.05 | 0.13 | 0.10 |
| Acquisition/divestiture fees | -- | 0.60 | -- | 0.82 |
| Acquisition related hedging (income)/expense | -- | 0.36 | -- | (0.20) |
| Other | 0.02 | -- | 0.01 | 0.01 |
| **Total non-routine (income)/expense – pre-tax** | **$0.08** | **$1.01** | **$0.50** | **$0.73** |
| Tax impact (inclusive of allocation of discrete tax items) | (0.09) | (0.33) | (0.22) | (0.39) |
| **Total adjusted EPS (non-GAAP ) - Continuing** | **$0.38** | **$0.43** | **$0.60** | **$0.41** |
| Tax rate (non-GAAP) | 26.0% | 17.6% | 25.5% | 25.6% |
| | | | | |
| EPS (non-GAAP ) – Discontinued Operations | 0.06 | -- | 0.13 | (0.02) |
| **EPS (non-GAAP ) – Including Discontinued Operations** | **$0.44** | **$0.43** | **$0.73** | **$0.39** |
| Tax rate (non-GAAP) – Including Discontinued Operations | 27.8% | 17.7% | 27.3% | 25.2% |

Notes:
- The restructuring and non-routine items EPS impact as shown are based on gross amounts without adjustment for taxes associated with these items. The cumulative tax EPS impact for restructuring and non-routine items is represented in the tax impact line.
- The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods.

15

DIEBOLD

2015 vs. 2016 ($ in millions) Free Cash Flow* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Free Cash Flow (Use): 2Q free cash use of $97M, includes $23M in M&A related fees Cash use increased versus the prior year period Higher M&A fees primarily in support of the Wincor Nixdorf acquisition - $33M YTD Inventory build to support fulfillment of strong order activity Steady improvements in A/R in North America as the quarter progressed Free Cash Flow 2016 2015

Working Capital Days Sales Outstanding Inventory Turns

Liquidity & Net Debt ($ in millions) * Capital includes Diebold shareholders’ equity, excludes non-controlling interest June 30, 2015 Dec. 31, 2015 June 30, 2016 Cash, cash equivalents and other investments (GAAP measure) $368.4 $353.5 $2,185.1 Debt Instruments (667.0) (638.2) (2,313.0) Net (debt) (non-GAAP measure) ($298.6) ($284.7) ($127.9) Net debt to capital* ratio 26.4% 27.1% 4.4% Net (debt) from 2014 - 2016

Post-close Capital Structure Anticipated financing and replacement facilities upon closing of the Wincor Nixdorf acquisition and first compliance certificate ($ in millions) Financing Size (M) Interest Rate Index and Margin Term Maturity / Termination Dates Revolving Credit Facility $520 LIBOR + 2.00% 5 Yr December 2020 Term Loan A Facility 230 LIBOR + 2.00% 5 Yr December 2020 Delayed Draw Term Loan A 250 LIBOR + 2.00% 5 Yr December 2020 USD Term Loan B Facility 1,000 LIBOR(1) + 4.50% 7.5 Yr November 2023 EUR Term Loan B Facility ~400 EURIBOR(2) + 4.25% 7.5 Yr November 2023 High Yield Notes 400 8.50% 8 Yr April 2024 Total $2,800 Mid-5% 1 LIBOR with a floor of 0.75% 2 EURIBOR with a floor of 0.75% Financing in-line with original expectations

2016 Outlook and EPS Bridge 2016 Outlook Total revenue (as reported) Down 2% to flat Total revenue (in constant currency) flat to up 2% FSS Flat to up 2% Security Flat Brazil other ~$55M 2016 EPS (GAAP) $0.30 – $0.50 Restructuring ~$0.14 - $0.09 Non-routine (income)/expense: Legal, professional fees and other ~$0.14 Acquisition/divestiture fees(1) ~$1.90 Acquisition related hedging/(income) ~$(0.20) Total non-routine (income)/expense ~$1.85 Tax impact of restructuring and non-routine $(0.83) 2016 EPS (non-GAAP) $1.45 - $1.60 Adjusted EBITDA (non-GAAP) $220M - $235M Non-GAAP effective tax rate ~28% Total free cash flow ~$150M Non-GAAP EPS Bridge 2015 reported EPS from continuing operations $1.58 Normalized tax rate – 28% $(0.30) 2016 growth ~$0.15 – $0.30 2016 EPS (non-GAAP) $1.45 - $1.60 (1) Includes ~$1.25 on a gross EPS basis of acquisition-related interest expense

Thank You

Supplemental Schedules

# EBITDA Reconciliation

## Reconciliation GAAP to non-GAAP ($ Millions)

| | Q2 2016 | Q2 2015 | YTD 6/30/2016 | YTD 6/30/2015 |
|---|---|---|---|---|
| Net Sales | $ 580.0 | $ 644.5 | $ 1,089.6 | $ 1,219.3 |
| **Net (loss) income** | $ (20.3) | $ 23.9 | $ 148.2 | $ 18.3 |
| Income tax (benefit) expense | (14.9) | 3.1 | (15.7) | (0.3) |
| Interest income | (6.3) | (6.8) | (11.2) | (14.7) |
| Interest expense | 24.3 | 7.6 | 35.8 | 15.6 |
| Depreciation and amortization | 15.9 | 16.7 | 30.9 | 32.9 |
| **EBITDA** | (1.3) | 44.5 | 188.0 | 51.8 |
| Income from discontinued operations, net of tax | (0.5) | (4.2) | (148.3) | (8.7) |
| Share-based compensation | 4.5 | 4.8 | 10.1 | 9.1 |
| Foreign exchange loss / (gain), net | 1.2 | 1.3 | 3.6 | 10.5 |
| Miscellaneous, net | 26.8 | (0.9) | (7.8) | 0.3 |
| Restructuring expenses | 5.0 | 7.1 | 5.4 | 10.2 |
| Non-routine expenses | 18.2 | 4.9 | 32.3 | 28.9 |
| **Adjusted EBITDA** | $ 53.9 | $ 57.5 | $ 83.3 | $ 102.1 |
| Adjusted EBITDA % revenue | 9.3% | 8.9% | 7.6% | 8.4% |

We define EBITDA as net (loss) income excluding income tax (benefit) expense, net interest, and depreciation and amortization expense. We define Adjusted EBITDA as EBITDA before the effect of the following items: income from discontinued operations, net of tax, share-based compensation, foreign exchange loss, net, other (expense) income miscellaneous, net, restructuring expense, and non-routine expenses, net as outlined in Note 1 of the non-GAAP measures. These are non-GAAP financial measurements used by management to enhance the understanding of our operating results. EBITDA and Adjusted EBITDA are key measures we use to evaluate our operational performance. We provide EBITDA and Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income as a measure of operating results or as alternatives to cash flows from operating activities as a measure of liquidity in accordance with GAAP.

23

DIEBOLD

# Q2 2016 Profit & Loss Statement

## Reconciliation GAAP to non-GAAP ($ Millions)

| | 2016 (GAAP) | Restructuring | Legal, indem. & prof. fees | Gain on sale of NA Electr. Sec. | Acquisition / divestiture fees | Acq. related hedging (inc)/exp | Brazil Indirect Tax | Other non-routine inc/exp | 2016 (non-GAAP) |
|---|---|---|---|---|---|---|---|---|---|
| Total Revenue | $580.0 | $— | $— | $— | $— | $— | $— | $— | $580.0 |
| **Total Gross Profit** | $155.1 | $1.4 | $— | $— | $— | $— | $0.3 | $— | $156.8 |
| Percent of Net Sales | 26.7% | | | | | | | | 27.0% |
| Operating Expenses | | | | | | | | | |
| Selling, G & A | $127.3 | $(3.7) | $(3.4) | $— | $(14.5) | $— | $— | $— | $105.7 |
| R , D & E | $17.6 | $(0.1) | $— | $— | $— | $— | $— | $— | $17.5 |
| (Gain)/Loss on Assets | $(0.1) | $0.2 | $— | $— | $— | $— | $— | $— | $0.1 |
| Impairment of Assets | $— | $— | $— | $— | $— | $— | $— | $— | $— |
| Total Operating Expense | $144.8 | $(3.6) | $(3.4) | $— | $(14.5) | $— | $— | $— | $123.3 |
| Percent of Net Sales | 25.0% | | | | | | | | 21.3% |
| **Operating Profit** | $10.3 | $5.0 | $3.4 | $— | $14.5 | $— | $0.3 | $— | $33.5 |
| Percent of Net Sales | 1.8% | | | | | | | | 5.8% |
| Other income/(expense) | $(46.0) | $— | $— | $— | $24.6 | $23.7 | $— | $— | $2.1 |
| Inc from Cont Ops before Tax | $(35.7) | $5.0 | $3.4 | $— | $39.0 | $23.7 | $0.3 | $— | $35.6 |
| Percent of Net Sales | (6.2)% | | | | | | | | 6.1% |
| Income Taxes | $14.9 | $(1.7) | $(1.3) | $— | $(14.9) | $— | $— | $(3.5) | $(6.4) |
| **Income from Cont Ops** | $(20.8) | $3.4 | $2.1 | $— | $24.2 | $23.7 | $0.3 | $(3.5) | $29.2 |
| Percent of Net Sales | (3.6)% | | | | | | | | 5.0% |
| Noncontrol Interest - Net Tax | $(0.8) | $— | $— | $— | $— | $— | $— | $— | $(0.7) |
| **Inc from Cont Ops - Net Tax** | $(21.6) | $3.4 | $2.1 | $— | $24.2 | $23.7 | $0.3 | $(3.5) | $28.5 |
| Loss from Disc Ops - Net Tax | $— | $— | $— | $— | $— | $— | $— | $— | $— |
| Income on Sale of Disc Ops - Net Tax | $0.5 | $— | $— | $(0.5) | $— | $— | $— | $— | $— |
| Net Income | $(21.1) | $3.4 | $2.1 | $(0.5) | $24.2 | $23.7 | $0.3 | $(3.5) | $28.5 |
| Percent of Net Sales | (3.6)% | | | | | | | | 4.9% |

24

DIEBOLD

# Q2 2015 Profit & Loss Statement

## Reconciliation GAAP to non-GAAP ($ Millions)

| | 2015 (GAAP) | Restructuring | Venezuela Divestiture | Legal, indem. & prof. fees | Brazil Indirect Tax | Other non-routine inc/exp | 2015 (non-GAAP) |
|---|---|---|---|---|---|---|---|
| Total Revenue | $644.5 | $— | $— | $— | $— | $— | $644.5 |
| Total Gross Profit | $170.7 | $2.4 | $— | $— | $0.5 | $— | $173.6 |
| Percent of Net Sales | 26.5% | | | | | | 26.9% |
| Operating Expenses | | | | | | | |
| Selling, G & A | $124.9 | $(4.7) | $(0.8) | $(4.1) | $— | $— | $115.5 |
| R , D & E | $23.9 | $— | $— | $— | $— | $— | $23.8 |
| (Gain)/Loss on Assets | $(1.6) | $— | $— | $— | $— | $— | $(1.6) |
| Impairment of Assets | $(0.5) | $— | $1.0 | $— | $— | $(0.5) | $— |
| Total Operating Expense | $146.7 | $(4.7) | $0.2 | $(4.1) | $— | $(0.5) | $137.6 |
| Percent of Net Sales | 22.8% | | | | | | 21.3% |
| Total Operating Profit | $24.0 | $7.1 | $(0.2) | $4.1 | $0.5 | $0.5 | $36.0 |
| Percent of Net Sales | 3.7% | | | | | | 5.6% |
| Other income/(expense) | $(1.2) | $— | $— | $— | $— | $— | $(1.1) |
| Inc from Cont Ops before Tax | $22.8 | $7.1 | $(0.2) | $4.1 | $0.5 | $0.5 | $34.9 |
| Percent of Net Sales | 3.5% | | | | | | 5.4% |
| Income Taxes | $(3.1) | $(1.7) | $(0.1) | $(1.6) | $(0.2) | $(2.5) | $(9.1) |
| Income from Cont Ops | $19.7 | $5.5 | $(0.3) | $2.5 | $0.3 | $(2.0) | $25.8 |
| Percent of Net Sales | 3.1% | | | | | | 4.0% |
| Noncontrol Interest - Net Tax | $(1.7) | $— | $0.2 | $— | $— | $— | $(1.5) |
| Inc from Cont Ops - Net Tax | $18.0 | $5.5 | $— | $2.5 | $0.3 | $(2.0) | $24.3 |
| Income from Disc Ops - Net Tax | $4.2 | $— | $— | $— | $— | $— | $4.2 |
| Net Income | $22.2 | $5.5 | $— | $2.5 | $0.3 | $(2.0) | $28.5 |
| Percent of Net Sales | 3.4% | | | | | | 4.4% |

25

Reconciliation GAAP to non-GAAP ($ Millions) Q2 2016 Product & Service Gross Profit 2016 (GAAP) Restructuring Brazil Indirect Tax 2016 (non-GAAP) Service Revenue $356.5 — — $356.5 Product Revenue $223.5 — — $223.5 Total Revenue $580.0 — — $580.0 Service Gross Profit $121.1 1.4 — $122.5 Percent of Net Sales 34.0% 34.4% Product Gross Profit $34.0 — 0.3 $34.3 Percent of Net Sales 15.2% 15.3% Total Gross Profit $155.1 1.4 0.3 $156.8 Percent on Net Sales 26.7% 27.0%

Reconciliation GAAP to non-GAAP ($ Millions) Q2 2015 Product & Service Gross Profit 2015 (GAAP) Restructuring Brazil Indirect Tax 2015 (non-GAAP) Service Revenue $352.9 — — $352.9 Product Revenue $291.6 — — $291.6 Total Revenue $644.5 — — $644.5 Service Gross Profit $118.6 1.1 — $119.7 Percent of Net Sales 33.6% 33.9% Product Gross Profit $52.1 1.3 0.5 $53.9 Percent of Net Sales 17.9% 18.5% Total Gross Profit $170.7 2.4 0.5 $173.6 Percent on Net Sales 26.5% 26.9%

# YTD 2016 Profit & Loss Statement

## Reconciliation GAAP to non-GAAP ($ Millions)

| | 2016 (GAAP) | Restructuring | Gain on sale of NA Electr. Sec | Legal, indem. & prof. fees | Acquis. / divest. fees | Acq. Related Hedging | Brazil Indirect Tax | Other non-routine inc/exp | 2016 (non-GAAP) |
|---|---|---|---|---|---|---|---|---|---|
| Total Revenue | $1,089.6 | $— | $— | $— | $— | $— | $— | $— | $1,089.6 |
| Total Gross Profit | $293.9 | $1.7 | $— | $— | $— | $— | $0.6 | $— | $296.2 |
| Percent of Net Sales | 27.0% | | | | | | | | 27.2% |
| Operating Expenses | | | | | | | | | |
| Selling, G & A | $252.9 | $(3.6) | $— | $(6.2) | $(25.4) | $— | $— | $— | $217.6 |
| R , D & E | $36.1 | $(0.1) | $— | $— | $— | $— | $— | $— | $36.0 |
| (Gain)/Loss on Assets | $0.3 | $— | $— | $— | $— | $— | $— | $— | $0.3 |
| Impairment of Assets | $— | $— | $— | $— | $— | $— | $— | $— | $— |
| Total Operating Expense | $289.3 | $(3.7) | $— | $(6.2) | $(25.4) | $— | $— | $— | $254.0 |
| Percent of Net Sales | 26.6% | | | | | | | | 23.3% |
| Total Operating Profit | $4.6 | $5.4 | $— | $6.2 | $25.4 | $— | $0.6 | $— | $42.2 |
| Percent of Net Sales | 0.4% | | | | | | | | 3.9% |
| Other income/(expense) | $(20.4) | $— | $— | $— | $28.4 | $(12.9) | $— | $— | $(5.0) |
| Inc from Cont Ops before Tax | $(15.8) | $5.4 | $— | $6.2 | $53.9 | $(12.9) | $0.6 | $— | $37.3 |
| Percent of Net Sales | (1.5)% | | | | | | | | 3.4% |
| Income Taxes | $15.7 | $(1.8) | $— | $(2.4) | $(20.3) | $— | $— | $(0.8) | $(9.6) |
| Income from Cont Ops | $(0.1) | $3.6 | $— | $3.9 | $33.6 | $(12.9) | $0.6 | $(0.8) | $27.7 |
| Percent of Net Sales | —% | | | | | | | | 2.5% |
| Noncontrol Interest - Net Tax | $(1.1) | $— | $— | $— | $— | $— | $— | $— | $(1.0) |
| Inc from Cont Ops - Net Tax | $(1.2) | $3.6 | $— | $3.9 | $33.6 | $(12.9) | $0.6 | $(0.8) | $26.7 |
| Loss from Disc Ops - Net Tax | $(1.3) | $— | $— | $— | $— | $— | $— | $— | $(1.3) |
| Income on Sale of Disc Ops - Net Tax | $149.6 | $— | $(149.5) | $— | $— | $— | $— | $— | $— |
| Net Income | $147.1 | $3.6 | $(149.5) | $3.9 | $33.6 | $(12.9) | $0.6 | $(0.8) | $25.4 |
| Percent of Net Sales | 13.5% | | | | | | | | 2.3% |

28
DIEBOLD

# YTD 2015 Profit & Loss Statement

## Reconciliation GAAP to non-GAAP ($ Millions)

| | 2015 (GAAP) | Restructuring | Software Impairment | Venezuela Divestiture | Venezuela Devaluation | Legal, indem. & prof. fees | Brazil Indirect Tax | Other non-routine inc/exp | 2015 (non-GAAP) |
|---|---|---|---|---|---|---|---|---|---|
| Total Revenue | $1,219.3 | $— | $— | $— | $— | $— | $— | $— | $1,219.3 |
| Total Gross Profit | $330.0 | $2.4 | $— | $— | $— | $— | $0.5 | $— | $332.9 |
| Percent of Net Sales | 27.1% | | | | | | | | 27.3% |
| Operating Expenses | | | | | | | | | |
| Selling, G & A | $245.4 | $(7.3) | $— | $(0.8) | $— | $(8.7) | $— | $— | $228.8 |
| R , D & E | $46.2 | $(0.6) | $— | $— | $— | $— | $— | $— | $45.6 |
| (Gain)/Loss on Assets | $(1.5) | $— | $— | $— | $— | $— | $— | $— | $(1.5) |
| Impairment of Assets | $18.9 | $— | $(9.1) | $(9.3) | $— | $— | $— | $(0.5) | $— |
| Total Operating Expense | $309.0 | $(7.8) | $(9.1) | $(10.1) | $— | $(8.7) | $— | $(0.5) | $272.8 |
| Percent of Net Sales | 25.3% | | | | | | | | 22.4% |
| Total Operating Profit | $21.0 | $10.2 | $9.1 | $10.1 | $— | $8.7 | $0.5 | $0.5 | $60.1 |
| Percent of Net Sales | 1.7% | | | | | | | | 4.9% |
| Other income/(expense) | $(11.7) | $— | $— | $— | $7.5 | $— | $— | $— | $(4.2) |
| Inc from Cont Ops before Tax | $9.3 | $10.2 | $9.1 | $10.1 | $7.5 | $8.7 | $0.5 | $0.5 | $55.9 |
| Percent of Net Sales | 0.8% | | | | | | | | 4.6% |
| Income Taxes | $0.3 | $(1.6) | $(3.4) | $(2.4) | $(1.7) | $(3.3) | $(0.2) | $(2.0) | $(14.3) |
| Income from Cont Ops | $9.6 | $8.6 | $5.7 | $7.7 | $5.8 | $5.4 | $0.3 | $(1.5) | $41.6 |
| Percent of Net Sales | 0.8% | | | | | | | | 3.4% |
| Noncontrol Interest - Net Tax | $1.1 | $— | $— | $(2.7) | $(1.1) | $— | $— | $— | $(2.6) |
| Inc from Cont Ops - Net Tax | $10.7 | $8.6 | $5.7 | $5.0 | $4.7 | $5.4 | $0.3 | $(1.5) | $39.0 |
| Loss from Disc Ops - Net Tax | $8.7 | $— | $— | $— | $— | $— | $— | $— | $8.8 |
| Net Income | $19.4 | $8.6 | $5.7 | $5.0 | $4.7 | $5.4 | $0.3 | $(1.5) | $47.8 |
| Percent of Net Sales | 1.6% | | | | | | | | 3.9% |

29

DIEBOLD

Reconciliation GAAP to non-GAAP ($ Millions) YTD 2016 Product & Service Gross Profit 2016 (GAAP) Restructuring Brazil Indirect Tax 2016 (non-GAAP) Service Revenue $693.2 — — $693.2 Product Revenue $396.4 — — $396.4 Total Revenue $1,089.6 — — $1,089.6 Service Gross Profit $229.3 $1.7 — $231.0 Percent of Net Sales 33.1% 33.3% Product Gross Profit $64.6 $— $0.6 $65.2 Percent of Net Sales 16.3% 16.4% Total Gross Profit $293.9 $1.7 $0.6 $296.2 Percent on Net Sales 27.0% 27.2%

Reconciliation GAAP to non-GAAP ($ Millions) YTD 2015 Product & Service Gross Profit 2015 (GAAP) Restructuring Brazil Indirect Tax 2015 (non-GAAP) Service Revenue $694.5 — — $694.5 Product Revenue $524.8 — — $524.8 Total Revenue $1,219.3 — — $1,219.3 Service Gross Profit $230.3 $1.1 — $231.4 Percent of Net Sales 33.2% 33.3% Product Gross Profit $99.7 $1.3 0.5 $101.5 Percent of Net Sales 19.0% 19.3% Total Gross Profit $330.0 $2.4 0.5 $332.9 Percent on Net Sales 27.1% 27.3%

($ Millions) Free Cash Flow From Continuing Operations Reconciliation 2013 2014 2015 2016 Outlook Net cash provided by/(used in) operating activities (GAAP measure) $123 $189 $32 ~$190 Capital expenditures $(34) $(60) $(52) ~$(40) Free cash flow/(use) (non-GAAP measure) $89 $129 $(20) ~$150M 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Net cash provided by (used in) operating activities $(65) $(35) $(23) $155 $(110) $(90) Capital expenditures $(10) $(14) $(16) $(12) $(5) $(7) Free cash flow (use) (non-GAAP measure) $(75) $(49) $(39) $143 $(115) $(97)

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.